EXHIBIT 16.1
May 28, 2009
Securities and Exchange Commission
Washington, D.C. 20549
Ladies and Gentlemen:
We were previously principal accountants for ACI Worldwide, Inc. and, under the date of March 3, 2009, we reported on the consolidated financial statements of ACI Worldwide, Inc. and subsidiaries as of December 31, 2007 and 2008 and September 30, 2007, and for the year ended December 31, 2008, the three-month period ended December 31, 2007 and for the year ended September 30, 2007, and the effectiveness of internal control over financial reporting as of December 31, 2008. On May 21, 2009, we were dismissed. We have read ACI Worldwide, Inc.’s statements included under Item 4.01 of its Form 8-K dated May 28, 2009, and we agree with such statements, except that we are not in a position to agree or disagree with ACI Worldwide, Inc.’s statements in the first, second or third paragraphs of its Item 4.01 disclosure.
Very truly yours,
/s/ KPMG LLP